UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.   )*

TScan Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89854M101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 20, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 12 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89854M101	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,425,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,425,000
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,425,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Based on 18,798,733 shares of common stock (“Common Stock”) of TScan Therapeutics, Inc. (the “Issuer”) outstanding as of July 20, 2021, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 19, 2021.

CUSIP No. 89854M101	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,425,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,425,000
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,425,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Based on 18,798,733 shares of Common Stock of the Issuer outstanding as of July 20, 2021, as reported in the Issuer’s Prospectus filed with the SEC on July 19, 2021.

CUSIP No. 89854M101	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,425,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,425,000
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,425,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 18,798,733 shares of Common Stock of the Issuer outstanding as of July 20, 2021, as reported in the Issuer’s Prospectus filed with the SEC on July 19, 2021.

CUSIP No. 89854M101	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,425,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,425,000
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,425,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 18,798,733 shares of Common Stock of the Issuer outstanding as of July 20, 2021, as reported in the Issuer’s Prospectus filed with the SEC on July 19, 2021.

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of TScan Therapeutics, Inc. (the “Issuer”), a corporation organized under the laws of Delaware. The address of the principal executive offices of the Issuer is 830 Winter Street, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein that were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”), with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $71,375,000.

Item 4.	Purpose of the Transaction.

On July 15, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Barclays Capital Inc. (the “Underwriters”), related to an initial public offering (the “IPO”) of 6,666,667 shares of Common Stock at a price to the public of $15.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,000,000 shares of Common Stock to cover overallotments, if any. The IPO closed on July 20, 2021.

Pursuant to the IPO, 667 and Life Sciences purchased 104,698 and 1,320,302 shares of Common Stock, respectively, at the offering price of $15.00 per share, totaling 1,425,000 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

On July 20, 2021, 667 and Life Sciences acquired 315,777 and 3,960,811 shares of non-voting common stock of the Issuer (“Non-Voting Common Stock”), resulting from the automatic conversion at the close of the IPO of shares of Series C Convertible Preferred Stock of the Issuer (“Series C Preferred”) on a 1-for-1 basis without additional consideration. The shares of Series C Preferred were convertible at any time into Common Stock, and would automatically convert on a 1-for-1 basis, into either Common Stock or Non-Voting Common Stock, at the election of the holder at its sole discretion, upon the close of the IPO. The Funds elected to automatically convert into Non-Voting Common Stock immediately prior to the close of the IPO on a 1-for-1 basis.

Shares of Non-Voting Common Stock are convertible into Common Stock on a 1-for-1 basis at the option of the holder without consideration, subject to beneficial ownership limitations as described below.

The shares of Non-Voting Common Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates with whom such holders would be required to aggregate beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would beneficially own, for purposes of Section 13(d) of the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the shares of Non-Voting Common Stock by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. In addition, no holder of Non-Voting Common Stock may elect to change the Beneficial Ownership Limitation unless all holders managed by the same investment adviser as such electing holder make the same election. The Non-Voting Common Stock shall have no right to vote on any matter related to the election or removal of the directors of the Issuer.

Dr. Stephen R. Biggar, a full-time employee of the Adviser, has served on the Board of Directors of the Issuer (the “Board”) since March 12, 2021. Dr. Biggar serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of Non-Voting Common Stock by the Funds.

Holder	Common Stock	Non-Voting Common Stock
667, L.P.	104,698	315,777
Baker Brothers Life Sciences, L.P.	1,320,302	3,960,811
Total	1,425,000	4,276,588

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Nominating Agreement

On April 22, 2021, the Issuer entered into an amended and restated nominating agreement (the “Nominating Agreement”) with the Funds. Pursuant to the Nominating Agreement, the Issuer agreed to support the nomination of, and cause its board of directors (or the nominating committee thereof) to include in the slate of nominees recommended to the Issuer’s stockholders for election as directors at each annual or special meeting of its stockholders at which directors are to be elected, one person designated from time to time by the Funds, subject to the requirements of fiduciary duties under applicable law and the terms and conditions of such Nominating Agreement. The Nominating Agreement only applies during the period beginning on the closing of the IPO and continuing until the third anniversary of the closing of the IPO, and applies at any time at which the Funds and their affiliates, collectively, (1) own at least 75% of the Series C Preferred purchased by the Funds in the Series C convertible preferred stock financing (3,207,441 Series C Preferred), or such number of shares of the Common Stock (whether voting or non-voting) issued upon conversion of such number of shares of Series C Preferred (in either case, as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification or similar transaction) and (2) beneficially own at least 2% of the Issuer’s then-outstanding Common Stock.

The foregoing description of the Nominating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

IPO Lock-Up Agreements

Pursuant to lock-up agreements entered into with the Underwriters in connection with the IPO and dated July 8, 2021 (the “IPO Lock-Up Agreements”), each of the Funds and Stephen Biggar agreed that, without the prior written consent of the Underwriters, they will not, from the date of the first public filing of a prospectus relating to the IPO until 180 days after the date of the final prospectus relating the IPO, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any other securities convertible into or exercisable or exchangeable for Common Stock (collectively, the “Lock-up Securities”), (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, regardless whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, (3) publicly disclose the intention to do any of the foregoing actions listed in clause (1) or (2), or (4) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities.

The foregoing description of the IPO Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the IPO Lock-Up Agreements, which are filed as Exhibit 99.3 hereto and are incorporated herein by reference.

Investors’ Rights Agreements

The Funds and certain other stockholders of the Issuer (collectively, the “Investors”) entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of January 15, 2021. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

The holders of (i) the Common Stock issuable or issued upon conversion of Preferred Stock of the Issuer, (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Issuer, acquired by the Investors after the date of the Investors Rights Agreement and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) or (ii) above (collectively, “the Registrable Securities”) are entitled to certain demand registration rights. At any time beginning 180 days following the effective date of the registration statement for the IPO, the holders of 35% or more of the then outstanding Registrable Securities may make a written request that the Issuer register at least 35% of the then Registrable Securities, subject to certain specified conditions and exceptions, including conditions related to underwritten offerings pursuant to such demand. The Issuer is then required to use commercially reasonable efforts to effect the registration.

Piggyback Registration Rights

If the Issuer proposes to register any of securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other stockholders in another offering, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their Registrable Securities in the associated registration statement, provided that the underwriters of any such offering have the right to limit the number of shares included in the registration. These rights are subject to specified other conditions and limitations as set forth in the Investors’ Rights Agreement.

Form S-3 Registration Rights

The holders of Registrable Securities may make a written request that the Issuer prepare and file a registration statement on Form S-3 under the Securities Act covering their Registrable Securities and the Issuer is obligated to file such Form S-3 registration statement as soon as practicable, so long as the aggregate offering price, net of selling expenses, is at least $3,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The registration rights pursuant to the Investors’ Rights Agreement shall terminate upon the earliest to occur of: (i) a Deemed Liquidation Event (as defined in the Issuer’s Certificate of Incorporation), in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive registration rights from the acquiring company or other successor of the Issuer reasonably comparable to those set forth in the Investors’ Rights Agreement; (ii) at such time following the IPO that a holder’s shares may be sold pursuant to Rule 144 under the Securities Act without limitation; and (iii) the third anniversary of the IPO.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is incorporated by reference as Exhibit 99.4 hereto and is incorporated herein by reference.

Registration Rights Agreement

On January 15, 2021, the Funds entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the exercise or conversion of any securities of the Issuer that were then held or are thereafter acquired by the Funds (the “RRA Registrable Securities”).

Under the Registration Rights Agreement, following a request by the Funds but not earlier than one year following the IPO, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering RRA Registrable Securities held by the Funds (the “Resale Registration Shelf”), and to use its reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all RRA Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 under the Securities Act, or (ii) all RRA Registrable Securities covered by the Resale Registration Shelf otherwise cease to be RRA Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings in total and no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of their RRA Registrable Securities, subject to specified exceptions, conditions and limitations. Additionally, the Issuer must also provide the Funds with notice before filing any resale registration shelf or prospectus pursuant to a request by other investors pursuant to the Investors’ Rights Agreement and permit the Funds the option to be included as one or more selling stockholders in such resale registration shelf or prospectus. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Amended and Restated Nominating Agreement, by and among TScan Therapeutics, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of April 22, 2021 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on April 23, 2021).
99.3	IPO Lock-Up Agreements by and among Morgan Stanley & Co. LLC, Jeffries LLC, Cowen and Company, LLC, and Barclays Capital, Inc. and 667, L.P., Baker Brothers Life Sciences, L.P., and Stephen Biggar, dated as of July 8, 2021.
99.4	Amended and Restated Investors’ Rights Agreement, by and among TScan Therapeutics, Inc., 667, L.P., Baker Brothers Life Sciences, L.P., and certain others, dated as of January 15, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on April 23, 2021).
99.5	Registration Rights Agreement, by and among TScan Therapeutics, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of January 15, 2021 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on April 23, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker